DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

NO ACT
P.E 12-23-02
1-5313

DIVISION OF
CORPORATION FINANCE

[redacted]

03016101

February 18, 2003

Paul C. McCoy
Pillsbury Winthrop LLP
50 Fremont Street
San Francisco, CA 94105-2228

Act 1934
Section
Rule 14A-8
Public Availability 2/18/2003

Re: Potlatch Corporation
Incoming letter dated December 23, 2002

PROCESSED
MAR 04 2003
THOMSON FINANCIAL

Dear Mr. McCoy:

This is in response to your letter dated December 23, 2002 concerning the shareholder proposal submitted to Potlatch by John Osborn, M.D. We also have received a letter from the proponent dated January 8, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Osborn, M.D.
2421 W. Mission Avenue
Spokane, WA 99201

ck

PILLSBURY WINTHROP LLP

50 FREMONT STREET SAN FRANCISCO, CA 94105-2228 415.983.1000 F: 415.983.1200
MAILING ADDRESS: P. O. BOX 7880 SAN FRANCISCO, CA 94120-7880

RECEIVED
2002 DEC 26 PM 1:09
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 23, 2002

Paul C. McCoy
415.983.1839
pmccoy@pillsburywinthrop.com

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington D.C. 20549

Re: Stockholder Proposal of John Osborn Submitted for Inclusion in the 2003 Proxy Statement

Ladies and Gentlemen:

Potlatch Corporation, a Delaware corporation (the "Company"), hereby requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") not recommend any enforcement action if the Company excludes certain portions of the supporting statement (the "Supporting Statement") accompanying a proposal submitted by John Osborn, M.D. ("Osborn") for inclusion in the Company's Proxy Statement that will be distributed in connection with the Company's 2003 Annual Meeting of Stockholders. Pursuant to SEC Rule 14a-8(j) under the Securities Exchange Act of 1934, we are enclosing seven copies of the following documents: (1) this letter, (2) a letter received by the Company from Osborn dated November 22, 2002, setting forth Osborn's proposal and supporting statement, (3) a copy of Osborn's proposal and supporting statement reflecting the changes that we are requesting herein, (4) a letter from me to you dated December 31, 2001 (the "2002 Request Letter"), and (5) a letter from you to me dated March 6, 2002 (the "2002 Staff Response").

The proposal submitted by Osborn for inclusion in the 2003 Proxy Statement is identical to the proposal submitted by Osborn for inclusion in the 2002 Proxy Statement, although portions of his Supporting Statement are different. We continue to be of the view that Osborn's proposal can be excluded in its entirety for the reasons set forth in the 2002 Request Letter. If the views of the Staff have changed sufficient for you now to agree with any of the positions set forth in the 2002 Request Letter, we respectfully request that you notify us of your concurrence so that the Company may exclude Osborn's entire proposal from its 2003 Proxy Statement.

In addition to the above request, the Company has asked us to advise you that it intends to omit certain portions of the supporting statement accompanying Osborn's proposal from its 2003 Proxy

Statement based upon our advice that such portions of text may be omitted under Proxy Rule 14a-8(i)(3)(violation of proxy rules) and the 2002 Staff Response.

Briefly, the facts with respect to this matter are as follows. On November 25, 2002, the Company received a letter from Osborn dated November 22, 2002, requesting that Osborn's proposal be submitted to the Company's stockholders at the 2003 Annual Meeting of Stockholders.

The grounds for excluding certain portions of the Supporting Statement are as follows.

CERTAIN PORTIONS OF THE SUPPORTING STATEMENT ARE EXCLUDABLE UNDER RULE 14a-8(i)(3) FOR VIOLATING THE PROXY RULES.

Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof, "if the proposal or supporting statement is contrary to any of the SEC's proxy rules, including Section 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Note (b) to Rule 14a-9 provides the following as an example of what will be considered misleading: "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." *See also Lucent Technologies* (March 7, 1998); *North Fork Bancorporation* (March 25, 1992); *Wellman, Inc.* (March 25, 1992); *and National Distillers and Chemical Corporation* (February 27, 1975).

Relying on Rule 14a-8(i)(3), the Company intends to exclude certain portions of the Supporting Statement as unsupportable and misleading, as identified below. The Staff has excluded proposals with similarly unfounded, misleading and offensive assertions in *Potlatch Corporation* (March 6, 2002), *Kmart Corporation* (March 28, 2000), *Drexler Technology Corporation* (August 23, 2001); *Potomac Electric Power Company* (January 2, 1997); *Kentucky First Bancorp* (August 10, 2001); *RJR Nabisco Holdings Corp.* (December 6, 1995); *IBM Corporation* (December 8, 1995); *Union Pacific Corporation* (July 27, 1995); and *Digital Equipment Corporation* (July 27, 1995).

1. The term "ill-afforded" in the third paragraph of the Supporting Statement is misleading and unsupportable. Osborn has attempted to use the term "ill-afforded" in the exact same sentence in his 2002 proposal and the Staff concurred with our view that it was excludable under Rule 14a-8(i)(3). The term remains as objectionable this year as it was last year and should be excludable again.

2. The sentence in the third paragraph of the Supporting Statement stating, "[t]hat was the fifth straight year of such an imbalance" is misleading and unsupportable because it suggests that the Company has declared dividends in each of the past five years while incurring net losses in each of those years. As is clear in the Company's Form 10-Ks, the Company had net earnings per share on a diluted basis of $1.24 in 1997, $1.28 in 1998 and $1.41 in 1999.

3. The fourth paragraph of the Supporting Statement is misleading and unsupportable. This paragraph is irrelevant to the Company and has been included in the Supporting Statement solely in an effort to impugn the character, integrity and reputation of the Company's management and the Weyerhaeuser family. Osborn's statements also are misleading in that they imply that the Company has engaged in improper, illegal or immoral conduct. There is no factual basis provided to support the implications made and, absent such implications, the paragraph has no relevance to the Company. The fourth paragraph of the Supporting Statement is therefore excludable under Rule 14a-8(i)(3).

4. The fifth paragraph of the Supporting Statement is misleading and unsupportable. The fifth paragraph has no purpose other than to make the misleading and unsupportable suggestion that the Weyerhaeuser family is in "a unique position of power and control that enables them to expropriate wealth from minority shareholders." Osborn provides no factual basis for such bald assertion. There is no basis for the assertion that the Weyerhaeuser family has expropriated wealth from minority shareholders or that it even could; dividends are paid to the shareholders of the Company *pro rata* in proportion to the number of shares held. The implication is designed to impugn the character, integrity or reputation of the Weyerhaeuser family, as well as suggest that the Company and the Weyerhaeuser family engage in improper, illegal or immoral conduct. It is also misleading for Osborn to quote such provocative text from an article when the shareholders will not have had an opportunity to review the article and judge its relevance and merits for themselves.

Furthermore, there is no basis for summarily concluding that connections between founding families and public companies (particularly with respect to the Company) result in "expropriation of wealth from minority shareholders." Public companies with ties to their founding family abound in the United States, and are greatly respected. For example, Microsoft Corporation, United Parcel Service Inc., and Hewlett-Packard Co all still have strong links to their founding families. The fifth paragraph of the Supporting Statement is therefore excludable under Rule 14a-8(i)(3).

5. The phrase in the final paragraph beginning with "both minority shareholders" and ending with "Weyerhaeuser family" is misleading and unsupportable. The statement juxtaposes "minority shareholders" with the "Weyerhaeuser family" suggesting that the Weyerhaeuser family is a majority shareholder and furthermore that the interests of the two are divergent. The statement assumes facts for which there has been no basis provided. We note that no member of the Weyerhaeuser family has filed a Schedule 13D or Schedule 13G indicating that he or she is the beneficial owner of 5% or more of the Company's outstanding shares. Furthermore, specific reference to "Weyerhaeuser family" is redundant because the sentence begins, "All shareholders, ..." The additional verbiage adds nothing to the meaning of the sentence except to impugn the character, integrity and the reputation of the Weyerhaeuser family. Finally, the phrase appears to be an attempt to reinsert the essence of the penultimate sentence from the supporting statement in Osborn's proposal for the 2002 Proxy Statement which was deemed excludable by the Staff. For each of the reasons set forth, the phrase is therefore excludable under Rule 14a-8(i)(3).

6. The phrase, "and not just the Weyerhaeuser family" at the end of the final sentence is misleading and unsupportable. Specific reference to the Weyerhaeuser family is redundant given the sentence already states that "any study of alternatives should take into account the interests of *all shareholders*." (emphasis added) As with much of the Supporting Statement, the additional verbiage is designed solely to impugn the character, integrity and the reputation of the Weyerhaeuser family. Finally, the phrase appears to be an attempt to reinsert the essence of the penultimate sentence from the supporting statement in Osborn's proposal for the 2002 Proxy Statement which was deemed excludable by the Staff. For each of the reasons set forth, the phrase is therefore excludable under Rule 14a-8(i)(3).

As noted above, we have attached hereto a copy of Osborn's proposal and supporting statement reflecting the changes that we are requesting herein.

Conclusion

For all of the above reasons, the Company hereby respectfully requests that the Staff not recommend any enforcement action to the SEC if the Company omits the identified portions of the Supporting Statement from its 2003 Proxy Statement. Please time-stamp and return a copy of this letter to us in the enclosed pre-addressed, pre-paid envelope. By a copy of this letter, we are also notifying Osborn of the Company's intention to omit the identified portions of the Supporting Statement from its proxy materials for the Company's 2003 Annual Meeting of Stockholders. Osborn is requested to copy the undersigned on any response Osborn may choose to make to the SEC.

If the Staff is inclined to disagree with our conclusions or our requests on behalf of the Company or if any additional information is desired in support of our position, we would appreciate an opportunity to confer with you prior to the issuance of your response. If you have any questions regarding any aspect of this request, please call Blair W. White of this office at (415) 983-7480, or in his absence, Ralph M. Davisson, Vice President and General Counsel of the Company, at (509) 835-1527.

Best regards,

Paul C. McCoy

cc: John Osborn, MD

RECEIVED

M.A.R.

Corporate Secretary
Potlatch Corporation
601 W. Riverside Avenue Ste 1100
Spokane, WA
99201

November 22, 2002

Dear Sir,

Enclosed, please find a shareholder resolution that I hereby submit under the SEC's Rule 14a(8). I have owned the requisite value for the requisite time period; will provide evidence of said ownership upon request as provided in the federal rule; intend to continue ownership of the requisite value through the forthcoming annual meeting in 2003; and stand prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Please contact me by mail or email (john@waterplanet.ws).

Your consideration is appreciated.

Sincerely,

John Osborn, M.D.
2421 W. Mission Avenue
Spokane, WA 99201

Resolved: That Shareholders urge the board to prepare a report that explains past and current dividend policy, and alternative plans for future dividends. This report should address the substantial ownership of Potlatch shares by members of the extended Weyerhaeuser family.

Stockholder's Supporting Statement

The proud history of many important companies begins with a small enterprise sustained when parent hands the reigns to a second generation. Such enterprises may grow with financing from creditors who will insist on repayment while not necessarily restricting a family company's family interests. But it is convention that when companies tap the public market and sell equity securities, the company management demonstrates that the public investors will be served exclusive of family concerns.

Potlatch descends from the efforts of 19th century legend Frederick Weyerhaeuser. While the company that now bears his name has followed the traditional model whereby a public company divorces itself largely from founding family ties, Potlatch remains readily identified with the Weyerhaeuser family. Descendants of the Weyerhaeuser family control a significant share of the equity, serve on its board, and have worked in staff positions in the past decades.

Potlatch's dividend policy deserves attention. Despite losses, it has continued to pay a dividend. Even when it has earned money, its dividend has occasionally exceeded earnings. Meanwhile, it has shuttered plants, and sought new loans. Potlatch management has noted. Dividends paid to Weyerhaeuser family members are also paid to independent shareholders, but this ill-afforded cash payment is draining equity. In 2001, the company reported diluted net earnings loss per share of $2.81, yet paid a dividend of $1.17. That was the fifth straight year of such an imbalance. For the first six months of 2002, our company paid more than $8 million in dividends despite reporting a net earnings loss of $41 million.

Corporate history is littered with wrecks related to nepotism, such as the recent failure at Adelphia at the hands of the Rigas family. In this case, the Rigas family allegedly disguised their efforts to loot the company. But sometimes, the expropriation of independent shareholder wealth can be overt.

Studies show that vigilance is needed. "Founding families are in unique positions of power and control that enable them to expropriate wealth from minority shareholders. The prevalence of such ownership among US firms raises the question of who monitors the family, if anyone?" (See "Who Monitors the Families," by Ronald Anderson and David Reeb, Culverhouse College; http://www.cba.ua.edu/~dreeb/Who%20Monitors.pdg.pdf)

All shareholders, ~~both minority shareholders as well as the extended Weyerhaeuser family~~ will be well-served by having ~~such this study completed~~. Indeed, any study of alternatives should take into account the interests of all shareholders and not just the Weyerhaeuser family.

PROPOSAL MARKED TO SHOW REQUESTED CHANGES

Resolved: That Shareholders urge the board to prepare a report that explains past and current dividend policy, and alternative plans for future dividends. This report should address the substantial ownership of Potlatch shares by members of the extended Weyerhaeuser family.

Stockholder's Supporting Statement

The proud history of many important companies begins with a small enterprise sustained when parent hands the reigns to a second generation. Such enterprises may grow with financing from creditors who will insist on repayment while not necessarily restricting a family company's family interests. But it is convention that when companies tap the public market and sell equity securities, the company management demonstrates that the public investors will be served exclusive of family concerns.

Potlatch descends from the efforts of 19th century legend Frederick Weyerhaeuser. While the company that now bears his name has followed the traditional model whereby a public company divorces itself largely from founding family ties, Potlatch remains readily identified with the Weyerhaeuser family. Descendants of the Weyerhaeuser family control a significant share of the equity, serve on its board, and have worked in staff positions in the past decades.

Potlatch's dividend policy deserves attention. Despite losses, it has continued to pay a dividend. Even when it has earned money, its dividend has occasionally exceeded earnings. Meanwhile, it has shuttered plants, and sought new loans, Potlatch management has noted. Dividends paid to Weyerhaeuser family members are also paid to independent shareholders, but this ~~ill-afforded~~ cash payment is draining equity. In 2001, the company reported diluted net earnings loss per share of $2.81, yet paid a dividend of $1.17. ~~That was the fifth straight year of such an imbalance.~~ For the first six months of 2002, our company paid more than $8 million in dividends despite reporting a net earnings loss of $41 million.

~~Corporate history is littered with wrecks related to nepotism, such as the recent failure at Adelphia at the hands of the Rigas family. In this case, the Rigas family allegedly disguised their efforts to loot the company. But sometimes, the expropriation of independent shareholder wealth can be overt.~~

~~Studies show that vigilance is needed. "Founding families are in unique positions of power and control that enable them to expropriate wealth from minority shareholders. The prevalence of such ownership among US firms raises the question of who monitors the family, if anyone?" (See "Who Monitors the Families," by Ronald Anderson and David Reeb, Culverhouse College; http://www.cba.ua.edu/~dreeb/Who%20Monitors.pdg.pdf)~~

All shareholders~~, both minority shareholders as well as the extended Weyerhaeuser family,~~ will be well-served by having this study completed. Indeed, any study of alternatives should take into account the interests of all shareholders ~~and not just the Weyerhaeuser family~~.

PILLSBURY WINTHROP LLP

50 FREMONT STREET SAN FRANCISCO, CA 94105-2228 415.983.1000 F: 415.983.1200
MAILING ADDRESS: P. O. BOX 7880 SAN FRANCISCO, CA 94120-7880

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 JAN -2 PM 5:27

SEC MAIL PROCESSING
RECEIVED
JAN 0 2 2002
WASH. D.C. 384 SECTION

December 31, 2001

Paul C. McCoy
415.983.1839
pmccoy@pillsburywinthrop.com

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington D.C. 20549

Re: Stockholder Proposal of John Osborn Submitted for Inclusion in the 2002 Proxy Statement

Ladies and Gentlemen:

Potlatch Corporation, a Delaware corporation (the "Company"), hereby requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") not recommend any enforcement action if the Company excludes a proposal submitted by John Osborn, M.D. ("Osborn") from the Company's Proxy Statement that will be distributed in connection with the Company's 2002 Annual Meeting of Stockholders. Pursuant to SEC Rule 14a-8(j) under the Securities Exchange Act of 1934, we are enclosing seven copies of the following documents: (1) a letter received by the Company from Osborn dated November 23, 2001, setting forth Osborn's proposal and supporting statement, (2) a letter from Richards, Merrill & Peterson, Inc. to the Company dated December 6, 2001, and (3) this letter.

The Company has asked us to advise you that it intends to omit Osborn's proposal from its 2001 Proxy Statement. This decision is based upon our advice that Osborn's proposal may be omitted under Proxy Rules 14a-8(i)(10)(substantially implemented); 14a-8(i)(7)(ordinary business); 14a-8(i)(4)(personal interest); 14a-8(i)(3)(violation of proxy rules); and 14a-8(i)(6)(lack of power).

Briefly, the facts with respect to this matter are as follows. On November 26, 2001, the Company received a letter from Osborn dated November 23, 2001, requesting that Osborn's proposal be submitted to the Company's stockholders at the 2002 Annual Meeting of Stockholders.

The grounds for excluding Osborn's proposal are as follows.

OSBORN'S PROPOSAL IS EXCLUDABLE UNDER RULE 14a-8(i)(10) AS IT HAS BEEN SUBSTANTIALLY IMPLEMENTED BY THE COMPANY.

Under Rule 14a-8(i)(10), the Company may omit Osborn's proposal because the Company has already substantially implemented it. The Staff has held the position that a proposal need not be implemented in full or precisely as presented for it to be excludable under

PILLSBURY WINTHROP LLP

Rule 14a-8(i)(10) as substantially implemented or moot. *Comshare, Incorporated* (September 5, 2001); *First Federal Bankshares, Inc.* (September 18, 2000); *Longview Fibre Company* (October 21, 1999); *The Gap, Inc.* (March 16, 2001). In fact, the Staff's position has been that, "a Company may omit the proposal under Rule 14a-8(i)(10) if it has substantially implemented the 'essential objectives' of the proposal." *Kohl's Corporation* (March 13, 2001, *citing General Motors Corporation* (March 4, 1996)).

Osborn's proposal appears to request that the shareholders urge the board to (1) prepare a report that explains past and current dividend policy and alternative plans for future dividends; and (2) have such report address the substantial ownership of the Company's shares by members of the extended Weyerhaeuser family. The first part of Osborn's proposal is substantially implemented by the Company's compliance with SEC Regulation S-K, Item 201(c), "Market Price and Dividends on the Registrant's Common Equity and Related Stockholder Matters – Dividends" and Regulation S-K, Item 303, "Management's Discussion and Analysis of Financial Condition and Results of Operations." For example, the Company's Form 10-Q for the quarter ended September 30, 2001, stated as follows:

> On August 10, 2001, we announced that our board of directors reduced the third quarter dividend to $.15 per share, representing a 66% decrease from the previous quarterly dividend rate of $.435 per share. The dividend rate is set by the board on a quarterly basis taking into account a variety of factors, including, among other things, conditions in the forest products industry and the economy generally, our operating results and cash flows, anticipated capital expenditures and compliance with the terms of our new credit facility and senior subordinated notes that limit the payment of dividends on our common stock. Although we expect to continue to pay dividends at the reduced rate, our dividend rate is subject to change from time to time based on the board's business judgment with respect to these and other relevant factors.

It is clear from the above excerpt that the Company is already providing disclosure explaining its dividend policies, as well as disclosure pertaining to expected future dividends. The disclosure specifically identifies factors the Company considers in determining the quarterly dividend amount. These disclosures have been made, and will continue to be made, pursuant to existing SEC rules. Therefore, the first of the two parts of Osborn's proposal has been substantially implemented by the Company.

The second part of Osborn's proposal, pertaining to the substantial ownership of the Company's shares by members of the extended Weyerhaeuser family, has also been substantially implemented by the Company's compliance with SEC reporting requirements. In its Proxy Statement for the 2001 Annual Meeting of Stockholders, the Company, in compliance with Regulation S-K, Item 403, disclosed all persons known to the Company to be a beneficial owner of more than five percent of any class of the Company's voting securities. It also specifies the beneficial ownership of each director and certain executive officers of the Company. Thus, the Company's obligations under the federal securities laws already require it to make disclosures concerning the shares beneficially owned by specified individuals and others who meet beneficial ownership thresholds under Section 13 of the Securities Exchange Act of 1934. To the extent that Osborn's proposal seeks information concerning other individuals, including those who do not meet such beneficial ownership thresholds, there can be no assurance that the Company

PILLSBURY WINTHROP LLP

would have access to such information. In this regard, see the discussion below concerning Rule 14a-8(i)(6).

In sum, the substance of the report suggested by Osborn's proposal is already required by applicable disclosure rules.

For the all of the reasons above, and each individually, the Company believes it may omit Osborn's proposal as substantially implemented or moot under Rule 14a-8(i)(10).

OSBORN'S PROPOSAL IS EXCLUDABLE UNDER RULE 14a-8(i)(7) AS IT PERTAINS TO MATTERS RELATING TO THE ORDINARY COURSE OF THE COMPANY'S BUSINESS.

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if it deals with a matter relating to the company's ordinary business operations. The SEC has stated that the policy underlying Rule 14a-8(i)(7) is, "basically the same as the underlying policy of most state corporation laws: to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Commission Release No. 34-19135, n.45 (Oct. 26, 1982). The fact that Osborn's proposal is framed as precatory does not alter the fact that the subject matter of the proposal relates to the ordinary course of the Company's business. While precatory stockholder proposals are generally not considered improper under state law for purposes of Rule 14a-8(i)(1), the purpose of Rule 14a-8(i)(7) is to preclude even precatory stockholder proposals from meddling in areas which, in general, have been left under state law to the board of directors. The SEC recognized such purpose in its statements to a Congressional subcommittee in respect of Rule 14a-8(i)(7)'s predecessor:

> While [Rule 14a-8(i)(7)] does not require that the ordinary business operations be determined on the basis of the State law, the premise of [Rule 14a-8(i)(7)] is that the propriety of or admissibility of proposals for inclusion in the proxy statement is to be determined in general by the law of the State of incorporation. Consistency with this premise requires that the phrase 'ordinary business operations' in [Rule 14a-8(i)(7)] have the meaning attributed to it under applicable State law. To hold otherwise would be to introduce into the Rule the possibility of endless and narrow interpretations based on no ascertainable standards. Hearings Before the Subcomm. on Securities of the Senate Comm. on Banking and Currency: Report from the Securities and Exchange Commission on its Problems in Enforcing the Securities Laws, 85th Cong., 1st Sess; Part 1 at 118 (March 5, 1957)(citations omitted).

Section 141(a) of the Delaware General Corporation Law states, "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors." In addition, Section 170 of Delaware General Corporation Law states, "the directors of every corporation, subject to any restrictions contained in its certificate of incorporation, may declare and pay dividends upon the shares of its capital stock . . ., either (1) out of its *surplus* . . . or (2) in case there shall be no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year." (emphasis added.)

PILLSBURY WINTHROP LLP

Accordingly, it is clear that under Delaware law, matters pertaining to dividends are matters addressed by the board of directors in the ordinary course of a Delaware corporation's business. Given the purpose of Rule 14a-8(i)(7) to preclude even precatory stockholder proposals in areas which in general have been left under state law to the board of directors, the Company believes it can exclude Osborn's proposal under Rule 14a-8(i)(7).

The fact that the proposal urges the board to prepare a report, rather than adopt, modify or retain any dividend policy, renders the proposal even more "ordinary" in nature. In an effort to give substance to Rule 14a-8(i)(7) where, as here, a proposal would require a report on a particular aspect of a registrant's business, the Staff will consider whether the subject matter of the proposal will be excludable even though it requests only the preparation of a report and not the taking of any action with respect to business operations. Exchange Act Release No. 34-20091. In *College Retirement Equities Fund* (September 7, 2000), the Staff did not object to the position that for a stockholder proposal to rise to the level of a significant policy, and therefore not be excludable as pertaining to ordinary business, it must, "involve a request to institute a broad or fundamental corporate policy."

Osborn's proposal does not make such a request. Osborn's proposal does not ask the Board to modify, adopt, or retain any corporate policy of the Company. Rather, it appears that his proposal merely seeks information about past dividend policy, which is of little or no relevance to current stockholders, and future policy, which cannot be predicted or discussed with any accuracy given the wide variety of factors that could bear on future dividend policy. The report sought in Osborn's proposal with respect to future dividends would be nothing more than an analysis or itemization of the factors impacting the board's dividend policy. Analysis of each of these factors, as the report sought by Osborn's proposal would require, are functions conducted by the board in the ordinary course of the Company's business. Requesting the board to prepare such a report is clearly not a "request to institute a broad or fundamental corporate policy."

While dividends are certainly a matter of significant importance for every corporation, the Staff has been clear in its position that the grandeur of subject matter to which a proposal relates is not relevant in the determination of whether such proposal, if adopted, would require action normally within the ordinary course of a corporation's business. The Staff has previously granted no-action requests in connection with shareholder proposals which at their heart impacted the dividend policies of the respective corporations, or matters of equal significance to the capital structure of such corporations, but were nonetheless matters pertaining to ordinary business. *See*, e.g. *Itek Corp.* (February 1980); *Green Mountain Power Corp.* (April 3, 1985); *Food Lion, Inc.* (February 22, 1996); *Clothestime Inc.* (March 13, 1991); *Chevron Corporation* (February 15, 1990); *Research Cottrell, Inc.* (December 31, 1986) *Lucent Technologies* (November 16, 2000); *Ford Motor Company* (March 28, 2000); *American Recreation Centers, Inc.* (December 18, 1996); *Colorado Business Bankshares, Inc.* (March 20, 2001); and *La Quinta Inns, Inc.* (January 26, 1998).

For all of the reasons above, and each individually, the Company believes Osborn's proposal is excludable under Rule 14a-8(i)(7).

PILLSBURY WINTHROP LLP

OSBORN'S PROPOSAL RELATES TO THE PERSONAL INTERESTS OF OSBORN AND THE REDRESS OF A PERSONAL GRIEVANCE HELD BY OSBORN AND MAY THEREFORE BE EXCLUDED UNDER RULE 14a-8(i)(4)

Rule 14a-8(i)(4) was promulgated to prevent security holders from using the stockholder proposal process to achieve personal ends that are not necessarily in the common interests of other stockholders. Securities Exchange Act Rel. No. 20091 (Aug. 16, 1983). The Staff has frequently made subjective determinations about the motivation of shareholder proposal proponents in order to stop abuse by proponents who draft proposals in general terms to disguise their personal interests. Securities Exchange Act Rel. No. 19135 (Oct. 14, 1982); Strawbridge & Clothier (pub. avail. Mar. 14, 1984). The SEC has recognized that proposals may be excluded to prevent abuse of the shareholder proposal process. Securities Exchange Act Rel. No. 34-20091 (Aug. 21, 1983). In *Crown Petroleum Corporation* (March 4, 1999), the SEC excluded, on personal interest grounds, a request for a report about the relationships between a particular family and Crown Petroleum. There, the company received repeated proposals from the same proponent and considered the proposals an effort to pressure the company to take a particular action unrelated to the proposal.

Osborn's proposal can only be regarded as insincere insofar as it expresses concern with the Company's dividend policy. He is patently using the stockholder proposal rules to advance his environmental agenda. Osborn is the founder and director of the Lands Council in Spokane, Washington (the "Council") (www.landscouncil.com). On the Council's website, the Council states as among its objectives:

- Ending commercial logging of National Forests;
- Breaking the timber corporations hold on our forest lands and political processes; and
- Reforming federal forest management.

Osborn has submitted proposals to the Company for the last 3 years. Each proposal contains pro-environmental rhetoric even where, as here, the proposal did not relate to environmental matters. For example, in his 2000 Proposal to Potlatch, Osborn's supporting statement for a proposal to declassify the Board of Directors also contained references to salmon and river pollution. His past shareholder proposals submitted to other forest products companies evidence his personal campaign. Since 2000, he has also sponsored proposals submitted to Boise Cascade and Burlington Northern Santa Fe Railroad. In the seven-paragraph supporting statement submitted to Boise Cascade for board declassification, three of the paragraphs were unrelated to the proposal but rather related to environmental issues.

Osborn's current proposal is consistent with his efforts over the years to use shareholder issues as a pretext to advance his personal agenda. The supporting statement commences by suggesting that the Weyerhaeuser family has abused its position of power through nepotism and inappropriate diversions of the Company's assets. The supporting statement goes on to suggest that the Weyerhaeuser family is responsible, through their roles as shareholders of the Company, for the "threatened Columbia River salmon." In a later portion of the statement, Osborn attacks the dividend policy of the Company as irresponsible, but admits that any dividend paid by the Company has been given to both "independent shareholders" and shareholders who are members of the "Weyerhaeuser family." Ultimately, there is almost no relationship between Osborn's proposal and the supporting statement. The proposal can only be explained as an attempt to

PILLSBURY WINTHROP LLP

advance Osborn's personal interest in environmental matters by embarrassing the Company and Weyerhaeuser family and by generating publicity for his cause.

The SEC has recognized that attempts to impugn character based on personal motives are excludable under 14a-8(i)(4) as being redress of a personal grievance. *Burlington Northern Santa Fe Corporation* (February 1, 2001). In Burlington Northern, a campaign to harass a company was evidenced by repeated proposals of one shareholder and his family. The proposal was excludable on the ground that it was an individual grievance. There, as is the case here, the proposal was phrased so as to seem as though it was in the general interest of shareholders. However, in both cases, the incongruity between the proposal and supporting statement evidenced that the proposal was mere pretext for an underlying personal grievance expressed in the supporting statement.

As such, based on the evidence of Osborn's extensive and admitted activity working against the timber industry and personal attacks against the Company and the Weyerhaeuser family, the Company believes it may exclude Osborn's proposal as a personal interest or grievance, or both.

OSBORN'S PROPOSAL IS EXCLUDABLE UNDER RULE 14a-8(i)(3) AS A VIOLATION OF PROXY RULES.

Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof, "if the proposal or supporting statement is contrary to any of the SEC's proxy rules, including Section 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Note (b) to Rule 14a-9 provides the following as an example of what will be considered misleading: "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Staff has previously provided no-action responses to companies desiring to exclude entire shareholder proposals and supporting statements where they contained false and misleading statements or omitted material facts necessary to make such proposals and supporting statements not false and misleading. *See Lucent Technologies* (March 7, 1998); *North Fork Bancorporation* (March 25, 1992); *Wellman, Inc.* (March 25, 1992); *and National Distillers and Chemical Corporation* (February 27, 1975).

As discussed below, Osborn's supporting statement is so filled with unsupportable and misleading statements that the Company believes it may exclude Osborn's entire proposal under Rule 14a-8(i)(3). We offer the following examples:

1. The last two sentences of the first paragraph of the Supporting Statement for Osborn's proposal state, "But it is convention that when companies tap the public markets and sell equity securities, the company management demonstrates that the public investors will be served exclusive of family concerns. Nepotism, or business experiments meant to educate children, or diversion of company assets to family interests must be strictly monitored." The first sentence is simply inaccurate in that management's duties are to all stockholders, without distinction between "public" and "family" stockholders. The second sentence is simply without any factual basis. In addition, Osborn's statements appear designed to impugn the character, integrity and reputation of the Company's management. Osborn's statements also involve

PILLSBURY WINTHROP LLP

charges that the Company has engaged in improper, illegal or immoral conduct. Osborn provides no factual foundation whatsoever for his statements. The Staff has excluded proposals with similarly unfounded offensive assertions in *Kmart Corporation* (March 28, 2000), *Drexler Technology Corporation* (August 23, 2001); *Potomac Electric Power Company* (January 2, 1997); *Kentucky First Bancorp* (August 10, 2001); *RJR Nabisco Holdings Corp.* (December 6, 1995); *IBM Corporation* (December 8, 1995); *Union Pacific Corporation* (July 27, 1995); and *Digital Equipment Corporation* (July 27, 1995).

2. The second sentence of the second paragraph of the Supporting Statement to Osborn's proposal states, "While the company that now bears [Frederick Weyerhaeuser's] name has followed the traditional model whereby a public company divorces itself largely from founding family ties, Potlatch remains readily identified with the Weyerhaeuser family." The statement is misleading as it suggests to the reader that the Company has inappropriately failed to divorce itself from founding family ties. Osborn attempts to cast disparaging motives onto the Company with his assertion that the "traditional model" of a public company has no ties with its founding family. Public companies with ties to their founding family abound in the United States, and are greatly respected. For example, Microsoft Corporation, United Parcel Service Inc., and Hewlett-Packard Co all still have strong links to their founding families. Furthermore, we note that no member of the Weyerhaeuser family has filed a Schedule 13D or Schedule 13G indicating that he is the beneficial owner of 5% of the Company's outstanding shares. Again, Osborn provides no factual basis for his assertions.

3. The third paragraph of the Supporting Statement for Osborn's proposal states, "Such family control may figure in Potlatch's pivotal role in the threatened Columbia River Salmon. A series of dams on the Columbia and Snake Rivers frustrate the extraordinary migratory habits of the salmon necessary for regeneration. Potlatch benefits from the dams which create a deepwater port at Lewiston, Idaho, for shipment of logs. (Trucking helps the salmon bypass the dams, creating an irony of fish traveling by land, and logs travelling by water.) That is, one of the most significant environmental issues of the Northwest turns, in no small part, on the private interests of a family." In addition to being an extraordinary *non-sequitor,* Osborn provides no factual basis for his conclusions that the Company has a role in establishing the river dams or that the Weyerhaeuser family is involved.

4. The fourth paragraph of the Supporting Statement states, "Potlatch's dividend policy deserves attention. Despite losses, it has continued to pay a dividend. Even when it has earned money, its dividend has occasionally exceeded earnings. Meanwhile, it has shuttered plants, and sought new loans. Potlatch's management has noted. [sic] Dividends paid to Weyerhaeuser family members are also paid to independent shareholders, but this *ill-afforded cash payment* is draining equity. As the company noted in a 10q [sic] (11-13-01), 'Stockholder's equity declined $72.2 million, largely due to a net loss of $47.7 million and dividend payments of $28.9 million for the first nine months of 2001'" (emphasis added). This paragraph clearly fails to provide all material information necessary in order to make the statements therein not misleading. As presented, the paragraph suggests that the Company has inappropriately declared dividends with reckless disregard for the health of the Company. It is far too simplistic to conclude that it is inappropriate for dividends to ever exceed the amount of money earned by a corporation in a current year. Economic cycles come and go, but a company's stock price, it's ability to raise capital, its credit ratings, and various other factors are all impacted by fluctuations

PILLSBURY WINTHROP LLP

in its dividends. Dividend payment history must be analyzed over time and in the context of the Company's overall financial performance.

5. The first sentence of the final paragraph of the Supporting Statement states, "Weyerhaeuser family members deserve influence over dividend policy, but so do independent shareholders." The statement is misleading in that it suggests to the reader that "independent shareholders" – a term not defined by Osborn – have no influence over dividend policy and that dividends are somehow set by the "Weyerhaeuser family." As noted above, matters pertaining to dividends are in the purview of the board of directors. The statement is further misleading because to the extent shareholders have indirect influence on dividend policy through their power to vote for the board of directors, all shareholders of the same class of stock have proportionally the same indirect influence. There is no distinction in the Company's certificate of incorporation or bylaws between "independent shareholders" and other shareholders.

OSBORN'S PROPOSAL VIOLATES RULE 14a-8(i)(3) AS BEING INHERENTLY VAGUE AND INDEFINITE.

The Staff has permitted exclusion of shareholder proposals under Rule 14a-8(i)(3) if, from the perspective of the voting stockholders, the "action specified by the proposal is so inherently vague and indefinite that the shareholders voting upon the proposal would not be able to determine with any reasonable certainty exactly what action or measures would be taken in the event the proposal were implemented." *MCI Worldcom, Inc.* (April 20, 2000); *Southwest Banking Corp.* (February 8, 1982); *Duquense Light Co.* (January, 6, 1981). In this regard, we point to that portion of the proposal which states that the requested report "should address the substantial ownership of Potlatch shares by members of the *extended* Weyerhaeuser family." (emphasis added). Osborn provides no guidance as to what is meant by "extended family." How can the shareholders voting on the proposal be expected to know what they are requesting the board to do? Further, how would the board know who among the stockholders is part of the extended Weyerhaeuser family. The proposal provides no way for the voting shareholders to know "with any reasonable certainty exactly what action or measures would be taken in the event the proposal were implemented." *MCI Worldcom, Inc.*

OSBORN'S PROPOSAL IS EXCLUDABLE UNDER RULE 14a-8(i)(6) AS THE COMPANY DOES NOT HAVE THE POWER TO IMPLEMENT THE PROPOSAL.

Rule 14a-8(i)(6) states that a proposal shall be excludable if "the company would lack the power or authority to implement the proposal." Osborn's proposal would require that the board determine the members of the "extended Weyerhaeuser family" and their share ownership. This, of course, assumes that the board has access to the information. Even assuming that the "extended Weyerhaeuser family" could be defined, there would be no reliable way for the board to obtain the requested information given that shares may be held in the names of others. The Company simply cannot comply with the proposal. Therefore, the Company believes it may exclude Osborn's proposal under Rule 14a-8(i)(6).

PILLSBURY WINTHROP LLP

Conclusion

For all of the above reasons, and each individually, the Company hereby respectfully requests that the Staff not recommend any enforcement action to the SEC if the Company omits Osborn's proposal from its 2002 Proxy Statement. Please time-stamp and return a copy of this letter to us in the enclosed pre-addressed, pre-paid envelope. By a copy of this letter, we are also notifying Osborn of the Company's intention to omit his proposal from its proxy materials for the Company's 2002 Annual Meeting of Stockholders. Osborn is requested to copy the undersigned on any response Osborn may choose to make to the SEC.

If the Staff is inclined to disagree with our conclusions or our requests on behalf of the Company or if any additional information is desired in support of our position, we would appreciate an opportunity to confer with you prior to the issuance of your response. If you have any questions regarding any aspect of this request, please call Blair W. White of this office at (415) 983-7480, or in his absence, Ralph M. Davisson, Vice President and General Counsel of the Company, at (509) 835-1527.

Best regards,

Anyelle A Werner
for/Paul C. McCoy

cc: John Osborn, MD

Corporate Secretary
Potlatch Corporation
601 W. Riverside Avenue Ste 1100
Spokane, WA
99201

November 23, 2001

Dear Sir,

Enclosed, please find a shareholder resolution that I hereby submit under the SEC's Rule 14a(8). I have owned the requisite value for the requisite time period; will provide evidence of said ownership upon request as provided in the federal rule; intend to continue ownership of the requisite value through the forthcoming annual meeting in 2002; and stand prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Please contact me by mail or email (josbornmd@yahoo.com).

Your consideration is appreciated.

Sincerely,

John Osborn, M.D.
2421 W. Mission Avenue
Spokane, WA 99201

Resolved: That Shareholders urge the board to prepare a report that explains past and current dividend policy, and alternative plans for future dividends. This report should address the substantial ownership of Potlatch shares by members of the extended Weyerhaeuser family.

SUPPORTING STATEMENT

The proud history of many important companies begins with a small enterprise sustained when parent hands the reigns to a second generation. Such enterprises may grow with financing from creditors who will insist on repayment while not necessarily restricting a family company's family interests. But it is convention that when companies tap the public market and sell equity securities, the company management demonstrates that the public investors will be served exclusive of family concerns. Nepotism, or business experiments meant to educate children, or diversion of company assets to family interests must be strictly monitored.

Potlatch descends from the efforts of 19th century legend Frederick Weyerhaeuser. While the company that now bears his name has followed the traditional model whereby a public company divorces itself largely from founding family ties, Potlatch remains readily identified with the Weyerhaeuser family. Descendents of the Weyerhaeuser family control a significant share of the equity, serve on its board, and have worked in staff positions in the past decades.

Such family control may figure in Potlatch's pivotal role in the threatened Columbia River salmon. A series of dams on the Columbia and Snake Rivers frustrate the extraordinary migratory habits of the salmon necessary for regeneration. Potlatch benefits from the dams which create a deepwater port at Lewiston, Idaho, for shipment of logs. (Trucking helps the salmon bypass the dams, creating an irony of fish travelling by land, and logs travelling by water.) That is, one of the most significant environmental issues of the Northwest turns, in no small part, on the private interests of a family.

Potlatch's dividend policy deserves attention. Despite losses, it has continued to pay a dividend. Even when it has earned money, its dividend has occasionally exceeded earnings. Meanwhile, it has shuttered plants, and sought new loans. Potlatch management has noted. Dividends paid to Weyerhaeuser family members are also paid to independent shareholders, but this ill-afforded cash payment is draining equity. As the company noted in a 10q (11-13-01), "Stockholders' equity declined $72.2 million, largely due to a net loss of $47.7 million and dividend payments of $28.9 million for the first nine months of 2001."

Weyerhaeuser family members deserve influence over dividend policy, but so do independent shareholders. Any study of alternatives should take into account the interests of all shareholders.

RICHARDS, MERRILL & PETERSON, INC.
INVESTMENT STOCKS & BONDS
ONE SKYWALK, U.S. BANK BUILDING
422 WEST RIVERSIDE AVENUE
SPOKANE, WASHINGTON 99201-0367
(509) 624-3174 • Toll Free (800) 572-5206 • Fax (509) 455-6392

MEMBER National Association of Securities Dealers, Inc.
NASD

December 6, 2001

Mr. Ralph Davisson
Vice President and General Counsel
Potlatch Corporation
601 W. Riverside Avenue, Suite 1100
Spokane, WA. 99201

Dear Mr. Davisson,

This letter confirms that Dr. John Osborn holds 100 shares of Potlatch, and he has owned at least $2,000 worth of this stock continuously for more than one year.

Kurt Orton
Executive Vice President

cc: John Osborn, MD (2421 W. Mission, Spokane, WA. 99201)

March 6, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Potlatch Corporation
Incoming letter dated December 31, 2001

The proposal urges the board of directors to prepare a report explaining Potlatch's past and current dividend policy and alternative plans for future dividends, as well as addressing the ownership of Potlatch shares by members of a group named in the proposal.

We are unable to concur in your view that Potlatch may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the following must be deleted:

- the statement that begins "Nepotism, or business . . ." and ends ". . . strictly monitored";
- the paragraph that begins "Such family control . . ." and ends ". . . interests of a family";
- the term "ill-afforded" in the statement that begins "Dividends paid to Weyerhaeuser . . ." and ends ". . . is draining equity"; and
- the sentence that begins "Weyerhaeuser family members . . ." and ends ". . . independent shareholders."

Accordingly, we will not recommend enforcement action to the Commission if Potlatch omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Potlatch may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Potlatch may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that Potlatch may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Potlatch may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Potlatch may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Potlatch may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Potlatch may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Potlatch may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Maryse Mills-Apenteng
Attorney Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 6, 2002

Paul C. McCoy
Pillsbury Winthrop LLP
P.O. Box 7880
San Francisco, CA 94120-7880

Re: Potlatch Corporation
Incoming letter dated December 31, 2001

Dear Mr. McCoy:

This is in response to your letter dated December 31, 2001 concerning the shareholder proposal submitted to Potlatch by John Osborn, M.D. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John Osborn, M.D.
2421 W. Mission Avenue
Spokane, WA 99201

CFLETTERS

From: John Osborn [John@waterplanet.ws]
Sent: Wednesday, January 08, 2003 9:41 AM
To: cfletters@sec.gov; pmmccoy@pillsburywinthrop.com
Subject: Potlatch stockholder proposal

RECEIVED
2003 JAN -8 PM 6:09
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

To: Office of Chief Counsel/SEC/Corp Finance
Mr. Paul McCloy/Pillsbury Winthrop

Fr: John Osborn, MD

January 8, 2003

Re: shareholder proposal at Potlatch

I have reviewed Mr. McCloy□s December 23, 2002 letter in regards to my stockholder proposal at Potlatch Corporation, and wish to provide the following response and requests:

The discussion about nepotism is not meant to impugn the integrity of the company's management and the Weyerhaeuser family. Rather, it is meant to highlight what I believe is a clear problem, namely a persistent payment of dividends beyond the company's earnings. I believe

this is very serious matter. I further believe this discussion is entirely on point.

I ask that the phrase "but this ill-afforded" be replaced with "but what

I believe is an ill-afforded" .

Also, I ask the indulgence of Potlatch management to correct an error in

the penultimate sentence by removing the word "such. "

Your attention to these matters will be appreciated. Thank you.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Potlatch Corporation
Incoming letter dated December 23, 2002

The proposal urges the board of directors to prepare a report explaining Potlatch's past and current dividend policy, and alternative plans for future dividends, as well as addressing the ownership of Potlatch shares by members of a group named in the proposal.

We are unable to concur in your view that Potlatch may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proposal must be revised as follows:

- delete the term "ill-afforded" from the sentence that begins "Dividends paid to Weyerhaeuser . . ." and ends ". . . is draining equity";
- delete the sentence "That was the fifth straight year of such an imbalance";
- delete the paragraph that begins "Corporate history is littered . . ." and ends ". . . shareholder wealth can be overt"; and
- delete the phrase "and not just the Weyerhaeuser family" from the sentence that begins "Indeed, any study . . ." and ends ". . . just the Weyerhaeuser family."

Accordingly, we will not recommend enforcement action to the Commission if Potlatch omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Alex Shukhman
Attorney-Advisor